The Tocqueville Trust
(the “Registrant”)
Registration No. 811-4840
Form N-SAR
Semi Annual Period Ended April 30, 2005

Sub-Item 77C: Matters submitted to a vote of security holders.

Special Meeting of Shareholders, January 31, 2005.

A Special Meeting of Shareholders of the The Tocqueville Small Cap Value Fund and The Tocqueville Gold Fund, each a series of The Tocqueville Trust (the “Trust”), adjourned on October 22, 2004, was held on January 31, 2005 at the offices of Tocqueville Asset Management, L.P. (the “Adviser”). As of August 24, 2004, the record date, outstanding shares of each of the Funds and the shares of the Funds present at the meeting in person or by proxy were as follows:

Fund	Outstanding Shares August 24, 2004	Shares present at meeting
The Tocqueville Small Cap Value Fund	4,700,714.994	4,027,265.862
The Tocqueville Gold Fund	15,321,814.151	14,530,004.465

Holders of a majority of the outstanding shares of each Fund were present, and, therefore, a quorum for each Fund was present. The purpose of the meeting was to consider and act upon the following proposals:

1)	Approval of an increase in the amount of total assets that The Tocqueville Gold Fund can invest in gold bullion and other precious metals from 10% to 20% (The Tocqueville Gold Fund only).
2)	Approval by the shareholders of amendments to the Investment Advisory Agreements to Increase the Advisory Fee Breakpoints (The Tocqueville Small Cap Value Fund and the Tocqueville Gold Fund).

The tabulation of the shareholder votes rendered the following results:

	For	Against	Withhold/Abstain
Proposal 1.
The Tocqueville Gold Fund	7,702,094.351	218,004.537	73,291.577
Proposal 2.
The Tocqueville Small Cap Value Fund	1,928,837.496	451,023.470	132,462.896
The Tocqueville Gold Fund	5,822,793.049	1,914,528.631	256,068.785

Proposal 1 was approved by the shareholders of The Tocqueville Gold Fund.
Proposal 2 was not approved by the shareholders of the Tocqueville Small Cap Value Fund or The Tocqueville Gold Fund.